Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER CONTINUES STEPPING OUT AT CARMEN;

CUTS 7.25 g/t Au Eq OVER 8 METRES

May 12, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Further drill results from both the Carmen and Carotare deposits are reported below. Both deposits remain open for expansion. Drilling continues.

Results from Carmen include MTR-331 which had 8 metres of 7.25g/t Au eq and 4 metres of 10.09 g/t Au eq. This hole was drilled in the sparsely-drilled gap between the well-drilled portion of the deposit and the Cocos structure. MTR-328, in the same area to the southwest of the Cocos structure, contained18 metres of 2.10 g/t Au eq. Overall, the results from Carmen show multiple intervals of good open pit grades in almost all of the holes.

The first five Reverse Circulation (“RC”) drill holes (CTR-29 to 33) in western part of the Carotare zone, 250 metres west of the previous drilling, intersected no significant grades. The holes did not intercept the mineralized zone seen at surface, probably because the structure does not dip in the expected direction. The next holes will be drilled in the opposite direction, towards the south, instead of towards the north. In the meantime, additional holes are being drilled on the eastern part of the Carotare target where the first 28 holes generated a resource estimate (announced November 8, 2005 using a conversion factor of 85:1) of 101,000 Au eq resource ounces of Measured & Indicated together with 139,000 Au eq resource ounces in the Inferred category.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
DFR- 20	34	44	10	0.215	62	0.95
MTC- 26	162	194	32	0.523	91	1.59
MTC- 28	4	10	6	0.540	79	1.47
and	208	214	6	2.877	122	4.32
and	220	230	10	0.871	59	1.57
MTC- 29	28	40	12	1.188	168	3.17
and	126	132	6	0.719	48	1.28
MTC- 30	68	88	20	2.070	72	2.92
MTC- 33	4	14	10	0.099	54	0.74
and	26	86	60	0.179	86	1.19
and	130	134	4	1.720	105	2.95
MTR-328	144	158	14	1.345	75	2.23
and	320	324	4	4.153	15	4.33
and	332	350	18	1.923	15	2.10
MTR-330	no significant intercepts
MTR-331	0	10	10	0.048	60	0.75
and	16	34	18	0.156	57	0.82
and	104	124	20	0.221	56	0.88
and	194	202	8	4.606	225	7.25
and	276	280	4	2.629	27	2.95
and	302	306	4	6.630	295	10.09
MTR-332	10	14	4	1.055	76	1.95
and	98	116	18	0.200	65	0.96
and	144	156	12	1.036	21	1.28
and	220	226	6	3.113	14	3.27
and	306	310	4	2.283	14	2.45
MTR-335	0	6	6	0.359	61	1.07
and	78	102	24	0.580	88	1.61
and	122	140	18	0.414	38	0.86
and	162	166	4	0.900	79	1.82
and	200	210	10	0.570	42	1.06
and	224	232	8	0.603	47	1.15
MTR-336	28	38	10	0.809	49	1.38
MTR-337	66	70	4	0.574	105	1.81
and	206	210	4	2.788	34	3.19
MTR-338	32	42	10	2.543	68	3.34
and	86	110	24	0.278	52	0.88
incl	94	98	4	0.740	111	2.05
and	184	194	10	0.561	51	1.17
and	214	218	4	0.684	90	1.74
and	236	240	4	1.242	64	1.99
MTR-339	44	54	10	0.173	75	1.05
and	68	76	8	0.401	67	1.19
and	98	102	4	1.590	153	3.39
and	118	126	8	1.155	37	1.58
and	134	140	6	0.969	38	1.42
and	174	178	4	4.095	11	4.22
MTR-340	no significant intercepts
MTR-341	10	24	14	0.030	46	0.57
and	206	210	4	1.433	61	2.15
MTR-343	110	116	6	0.666	62	1.39
	182	186	4	0.767	139	2.40
MTR-345	no significant intercepts
CTR-29 to 33	no significant intercepts

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above.

Ejido Agreement

The Company is pleased to report that a second Ejido (land-owning collective) has approved an agreement  with the Company for access and surface rights for exploration, development and mining. This Ejido is located to the north of the Ejido with which the Company has an existing agreement. It covers the northern mineral concessions which may be required for future operations.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Director, Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.